Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of KludeIn I Acquisition Corp. on Form S-4, of our report dated April 11, 2022, with respect to our audits of the financial statements of KludeIn I Acquisition Corp. as of December 31, 2021 and 2020, and for the year ended December 31, 2021 and for the period from September 24, 2020 (inception) through December 31, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Hartford, CT

June 30, 2022